Oppenheimer Florida Tax-Exempt Fund
Annual Report December 31, 1993

Fund Facts

In this report:

Answers to three timely questions you should ask your Fund's managers.

* With interest rates at low levels, what moves has the Fund made to offer an attractive yield?
* Why does the Fund's current strategy emphasize investments in higher quality Florida municipal bonds?
* What is the outlook for the Florida municipal bond market in 1994?

Five Facts Every Shareholder Should Know About
Oppenheimer Florida Tax-Exempt Fund

1 The Fund's investment objective is to seek high current income exempt from federal income tax and shares exempt from the Florida intangibles tax. It consists principally of investment grade quality municipal securities issued by Florida state and local municipalities.

2 The standardized yield for Class A shares for the 30 days ended December 31, 1993 was 5.26%. Standardized yield for Class B shares was 5.10% for the same period.(1)

3 Shareholders should be aware that the net asset value of Oppenheimer Florida Tax-Exempt Fund can fluctuate as market conditions vary-- usually increasing as interest rates decline and decreasing as interest rates rise. The Fund's investment strategy emphasizes careful analysis and diversification to preserve capital and minimize share price fluctuation.

4 Under the new, higher federal tax rates, the value of tax-free income has increased. The table shows the taxable equivalent yield required to match the Fund's current yield for the new top tax brackets.
                             Here is the taxable equivalent of the Fund's yield for a Florida resident in the...
                      Fund      31% effective    36% effective  39.6% effective
                      Yield on  federal          federal        federal
                      12/31/93  tax bracket is:  tax bracket is:tax bracket is:
         Class A(1)   5.26%     7.62%            8.22%          8.71%
         Class B(1)   5.10%     7.39%            7.97%          8.44%

         This table assumes that an investor's highest effective tax bracket applies to the change in taxable income resulting from a switch between taxable and non-taxable investments. A portion of the Fund's distributions may be subject to income taxes. For investors subject to alternative minimum tax, a portion of the Fund's distributions may increase that tax.

5 "One element of our current strategy is to invest in high-quality municipal securities. As of December 31, 1993, 55.1% of the portfolio was rated AAA.(2) We focus on higher quality Florida bonds because their returns are more dependable relative to lower-rated bonds which provide only slightly higher yields. Another reason we invest in higher quality bonds is that a large portion of the Florida municipal bond market is insured, and their yields are attractive due to the large supply."
                      Portfolio Manager, Robert Patterson, December 31, 1993


1. Standardized yield is net investment income calculated on a yield to maturity basis for the 30-day period ended 12/31/93, divided by the maximum offering price at the end of the period, compounded semi-annually and then annualized.During a portion of the period for which standardized yield information is depicted, the Fund's investment advisor assumed or waived some of the Fund's expenses. Without that expense assumption or waiver, which is still in effect, the standardized yield would have been less.
Past performance does not guarantee future results. The principal value and return of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.
2. The Fund's portfolio is subject to change.

2    Oppenheimer Florida Tax-Exempt Fund

Report to Shareholders

We would like to extend a warm welcome to all new shareholders of Oppenheimer Florida Tax-Exempt Fund. The Fund seeks current income exempt from federal income tax as is consistent with preservation of capital. The Fund also offers the opportunity of owning securities exempt from the Florida intangibles tax. It invests primarily in Florida municipal securities.

The standardized yield for Class A shares was 5.26% and 5.10% for Class B shares for the 30 days ended December 31, 1993.(3)

The market for Florida municipal bonds followed many of the trends for the municipal bond market nationwide. During 1993, three key factors combined to create a strong municipal bond market: declining interest rates, an increase in federal tax rates and gradual economic growth.

Declining interest rates caused bond prices to appreciate. Low interest rates also led to a record supply of new municipal bond issues used to rebuild infrastructure and meet other obligations. The increase in federal tax rates made municipal bonds even more attractive to investors in higher tax brackets. This demand also increased the price of bonds. Additionally, the improving economy in Florida helped increase the value of municipal bonds as state and local governments' ability to meet their debt obligations strengthened.

In response to these developments, the Fund's current strategy is to stay fully invested in higher quality securities with an emphasis on essential service revenue bonds. As of December 31, 1993, 55.1% of the portfolio was invested in AAA-rated bonds.(4) We favor higher quality bonds because they offer more dependable returns relative to lower-rated bonds which provide only slightly higher yields. With interest rates at low levels, another part of our strategy is to lock in attractive rates on the portfolio's securities using call protection. This helps to maintain the income available to the Fund from these investments.

In building the portfolio, we diversify both geographically within the state and by market sector, with holdings in utilities, transportation and housing issues. Recent purchases include Gainesville Utilities System and Dade County Aviation Authority.(3)

Going forward, the Fund will continue to seek attractive opportunities in high-quality essential service revenue bonds, particularly in the hospital sector as the national healthcare program evolves. We also believe that more investors seeking tax-free income in 1994 will help maintain demand for Florida municipal bonds.

We appreciate the trust you have placed in the Fund's management. We will continue to do our best to provide you with tax-exempt income in the future.


(Donald W. Spiro signature)

Donald W. Spiro
President, Oppenheimer Multi-State Tax-Exempt Trust
January 21, 1994

"The increase in federal tax rates made municipal bonds even more attractive."

3. See footnote 1, page 2.
4. The Fund's portfolio is subject to change.


3    Oppenheimer Florida Tax-Exempt Fund

Statement of Investments December 31, 1993

                                                                                 Ratings:
                                                                                 Moody's/S&P's/Fitch's   Face        Market Value
                                                                                 (Unaudited)             Amount      (See Note 1)

Municipal Bonds and Notes-90.9%
Florida-77.7%
               Arcadia, Florida Dedicated Pool Local Government
               Revenue Bonds, FGIC Insured, 5.25%, 12/1/15                       Aaa/AAA/AAA             $100,000      $ 99,608
               Broward County, Florida Resource Recovery Revenue Bonds,
               Broward Waste Energy-LP North Project, 7.95%, 12/1/08             A/A-                     215,000       246,433
               Dade County, Florida Aviation Revenue Refunding Bonds,
               Series Y, 5.50%, 10/1/11                                          Aa/A                     600,000       609,292
               Dade County, Florida General Obligation Refunding Bonds,
               FGIC Insured, 12%, 10/1/04                                        Aaa/AAA/AAA              100,000       161,729
               Daytona Beach, Florida Water and Sewer Revenue Bonds,
               AMBAC Insured, 5.50%, 11/15/17                                    Aaa/AAA                  100,000       101,394
               Escambia County, Florida Utilities Authority Utility System
               Capital Appreciation Revenue Bonds, Series B,
               FGIC Insured, 0%, 1/1/15                                          Aaa/AAA/AAA              215,000        68,802
               Florida State Board of Education Capital Outlay Public
               Education General Obligation:
               Bonds, Series A, 6.75%, 6/1/21                                    Aa/AA                    300,000       337,639
               Bonds, Series D, 5.20%, 6/1/19                                    Aa/AA/AA                 130,000       129,449
               Refunding Bonds, Series D, 5.125%, 6/1/22                         Aa/AA/AA                 300,000       292,963
               Florida State Municipal Power Agency Revenue Refunding
               Bonds, St. Lucie Project, FGIC Insured, 5.25%, 10/1/21            Aaa/AAA/AAA              300,000       295,662
               Florida State Turnpike Authority Revenue Bonds,
               Series A, FGIC Insured, Prerefunded, 6.35%, 7/1/22                Aaa/AAA/AAA              600,000       684,140
               Gainesville, Florida Utilities System Revenue Bonds,
               Series B, 5.50%, 10/1/13                                          Aa/AA                    350,000       356,340
               Greater Orlando Aviation Authority Revenue Refunding
               Bonds, Orlando, Florida Airport Facilities, Series A,
               AMBAC Insured, 5.50%, 10/1/18                                     Aaa/AAA/A+               375,000       380,053
               Halifax Hospital Medical Center Florida Hospital Revenue
               Refunding Bonds, MBIA Insured, 5.25%, 10/1/15                     Aaa/AAA                   50,000        49,168
               Hillsborough County, Florida Aviation Authority Revenue
               Refunding Bonds, Tampa International Airport, Series B,
               FGIC Insured, 5.50%, 10/1/13                                      Aaa/AAA/AAA              150,000       151,930
               Hillsborough County, Florida Utility Revenue Refunding
               Bonds, MBIA Insured, 5.50%, 8/1/16                                Aaa/AAA                  200,000       203,523
               Hollywood, Florida Water and Sewer Revenue Refunding
               Bonds, FGIC Insured, 5.60%, 10/1/23                               Aaa/AAA/AAA              335,000       338,997
               Jacksonville, Florida Electric Authority Revenue Bonds,
               Electric Systems Project, Series Three-B, 5.25%, 10/1/19          Aa1/AA/AA+               300,000       298,297
               Kissimmee, Florida Utility Authority Electric System
               Improvement Revenue Refunding Bonds, FGIC Insured:
               5.50%, 10/1/15                                                    Aaa/AAA/AAA              200,000       203,798
               5.25%, 10/1/18                                                    Aaa/AAA/AAA               50,000        49,653
               Lake County, Florida Resource Recovery Industrial
               Development Revenue Bonds, Series 1993A,
               5.95%, 10/1/13                                                    Baa/BBB+                 100,000       100,830
               Orange County, Florida Sales Tax Revenue Bonds:
               Series B, FGIC Insured, 5.375%, 1/1/24                            Aaa/AAA/AAA              350,000       349,482
               Series B, 5.375%, 1/1/24                                          A1/A+                    350,000       348,945
               Orlando, Florida Utilities Commission Water and Electric Sub.:
               Revenue Bonds, Series B, 5.25%, 10/1/23                           Aa/AA-/AA                305,000       300,012
               Revenue Refunding Bonds, Series A, 5.25%, 10/1/23                 Aa/AA-/AA                 70,000        68,855
               Orlando and Orange County Expressway Authority Revenue
               Refunding Bonds, Florida Expressway Project, Sr. Lien:
               AMBAC Insured, 5.25%, 7/1/14                                      Aaa/AAA/A-               100,000       100,429
               FGIC Insured, 5.50%, 7/1/18                                       Aaa/AAA/AAA              200,000       202,724
               Palm Beach County, Florida Revenue Refunding Bonds,
               Criminal Justice Facilities, FGIC Insured, 5.375%, 6/1/11         Aaa/AAA/AAA              250,000       254,819
               Pinellas County, Florida Health Facilities Authority Hospital
               Revenue Bonds, Bayfront Obligation Group, Series A,
               MBIA Insured, 5.60%, 7/1/23                                       Aaa/AAA                  500,000       507,628
               Port Orange, Florida Water and Sewer Revenue Refunding
               Bonds, Jr. Lien, AMBAC Insured, 5.25%, 10/1/21                    Aaa/AAA                  100,000        98,554
               Sarasota County, Florida Utility System Revenue Refunding
               Bonds, FGIC Insured, 5.50%, 10/1/22                               Aaa/AAA/AAA              150,000       151,808
               South Florida Water Management District Revenue
               Refunding Bonds, Special Obligation Land Acquisition,
               AMBAC Insured, 5.25%, 10/1/15                                     Aaa/AAA                  435,000       432,730
               St. Petersburg, Florida Public Utility Revenue Bonds,
               5.60%,10/1/18                                                     Aa/AA-                   200,000       204,477
               Vero Beach, Florida Electric Revenue Refunding Bonds,
               Series A, MBIA Insured, 5.375%, 12/1/21                           Aaa/AAA                  500,000       499,257
               West Palm Beach, Florida Utility System Revenue Bonds,
               Series B, FGIC Insured, 5.40%, 10/1/23                            Aaa/AAA/AAA              600,000       600,000
                                                                                                                      9,279,420
                                  4 Oppenheimer Florida Tax-Exempt Fund

                                                                                 Ratings:
                                                                                 Moody's/S&P's/Fitch's    Face      Market Value
                                                                                 (Unaudited)              Amount    (See Note 1)

U.S. Possessions-13.2%
               Puerto Rico Commonwealth Highway & Transportation
               Authority Highway Revenue Refunding Bonds, Series X,
               5.25%, 7/1/21                                                     Baa/A                    700,000       682,113
               Puerto Rico Public Buildings Authority Guaranteed:
               Revenue Bonds, Series K, Prerefunded, 6.875%, 7/1/21              Baa/AAA                  500,000       594,331
               Revenue Refunding Bonds, Education and Health Facilities,
               Series M, 5.50%, 7/1/21                                           Baa/A                    300,000       302,290
                                                                                                                      1,578,734
               Total Municipal Bonds and Notes (Cost $10,728,055)                                                    10,858,154
Short-Term Tax-Exempt Obligations-8.4%
               Broward County, Florida Multifamily Housing Finance
               Authority Revenue Bonds, Landings Inverrary
               Apartments, 3.20% (1) (Cost $1,000,000)                                                  1,000,000     1,000,000
               Total Investments, at Value (Cost $11,728,055)                                                99.3%   11,858,154
Other Assets Net of Liabilities                                                                                .7        78,091

Net Assets                                                                                                  100.0%  $11,936,245

1. Floating or variable rate obligation maturing in more than one year. The interest rate, which is based on specific, or an index of, market interest rates, is subject to change periodically and is the effective rate on December 31, 1993. A demand feature allows the recovery of principal at any time, or at specified intervals not exceeding one year, on up to 30 days' notice.


See accompanying Notes to Financial Statements.

                                  5 Oppenheimer Florida Tax-Exempt Fund

                  Statement of Assets and Liabilities December 31, 1993

Assets            Investments, at value (cost $11,728,055) - see accompanying statement      $11,858,154
                  Cash                                                                           230,482
                  Receivables:
                  Shares of beneficial interest sold                                             861,608
                  Interest                                                                       176,267
                  Deferred organization costs                                                     20,000
                  Other                                                                            7,290
                  Total assets                                                                13,153,801

Liabilities       Payables and other liabilities:
                  Investments purchased                                                        1,163,600
                  Dividends                                                                       27,222
                  Distribution assistance - Note 4                                                 1,757
                  Other                                                                           24,977
                  Total liabilities                                                            1,217,556

Net Assets                                                                                   $11,936,245

Composition of    Paid-in capital                                                            $11,806,146
Net Assets        Net unrealized appreciation on investments - Note 3                            130,099
                  Net Assets                                                                 $11,936,245

Net Asset Value   Class A Shares:
Per Share         Net asset value and redemption price per share (based on net assets of $7,062,406 and 599,006 shares of beneficial
                  interest outstanding)                                                           $11.79
                  Maximum offering price per share (net asset value plus sales
                  charge of 4.75% of offering price)                                              $12.38

                  Class B Shares:
                  Net asset value, redemption price and offering price per
                  share (based on net assets of $4,873,839 and  412,801 shares
                  of beneficial interest outstanding)                                             $11.81

















                           See accompanying Notes to Financial Statements.



                           6  Oppenheimer Florida Tax-Exempt Fund

                     Statement of Operations For the Period from October 7, 1993 (commencement of operations) to December 31, 1993

Investment Income    Interest                                                                    $ 52,024

Expenses             Management fees - Note 4                                                       7,028
                     Distribution assistance:
                     Class A - Note 4                                                                 906
                     Class B - Note 4                                                               5,109
                     Registration and filing fees:
                     Class A                                                                        1,930
                     Class B                                                                        1,586
                     Legal and auditing fees                                                        3,100
                     Total expenses                                                                19,659
                     Less assumption of expenses by Oppenheimer Management
                     Corporation - Note 4                                                         (19,305)
                     Net expenses                                                                     354


Net Investment Income                                                                              51,670

Unrealized Gain      Net change in unrealized appreciation on investments                         130,099
on Investments


Net Increase in Net Assets Resulting from Operations                                             $181,769























                           See accompanying Notes to Financial Statements.



                           7  Oppenheimer Florida Tax-Exempt Fund

                     Statement of Changes in Net Assets


                                                                                                Period Ended
                                                                                                December 31,
                                                                                                1993(1)
Operations           Net investment income                                                      $   51,670
                     Net change in unrealized appreciation or
                     depreciation on investments                                                   130,099
                     Net increase in net assets resulting from operations                          181,769

Dividends            Dividends from net investment income:
to Shareholders      Class A ($.141 per share)                                                     (28,959)
                     Class B ($.115 per share)                                                     (22,711)

Beneficial Interest  Net increase in net assets resulting from Class A
Transactions         beneficial interest transactions - Note 2                                   6,995,516
                     Net increase in net assets resulting from Class B
                     beneficial interest transactions - Note 2                                   4,810,630

Net Assets           Total increase                                                             11,936,245
                     Beginning of period                                                                --
                     End of period                                                             $11,936,245

                     1. For the period from October 7, 1993 (commencement of operations) to December 31, 1993.




























                           See accompanying Notes to Financial Statements.

                           8  Oppenheimer Florida Tax-Exempt Fund

Financial Highlights

                                                                Class A                              Class B
                                                                Period Ended                         Period Ended
                                                                December 31,                         December 31,
                                                                1993(1)                              1993(1)
Per Share Operating Data:
Net asset value, beginning of period                            $11.43                               $11.43
Income from investment operations:
Net investment income                                              .14                                  .12
Net realized and unrealized gain
on investments                                                     .36                                  .38
Total income from investment operations                            .50                                  .50
Dividends from net investment income                              (.14)                                (.12)
Net asset value, end of period                                  $11.79                               $11.81

Total Return, at Net Asset Value(2)                               4.39%                                4.35%

Ratios/Supplemental Data:
Net assets, end of period (in thousands)                        $7,062                               $4,874
Average net assets (in thousands)                               $2,471                               $2,304
Number of shares outstanding at end of period
(in thousands)                                                     599                                  413
Ratios to average net assets:
Net investment income                                             5.08%(3)                             4.29%(3)
Expenses, before voluntary assumption by the
Manager                                                           1.50%(3)                             2.10%(3)
Expenses, net of voluntary assumption by the
Manager                                                           (.29)%(3)                             .38%(3)
Portfolio turnover rate(4)                                         0.0%                                 0.0%

1. For the period from October 7, 1993 (commencement of operations) to December 31, 1993.
2. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.  Sales charges are not reflected in the total returns.
3. Annualized.
4. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period.  Securities with a maturity or expiration date at the time of acquisition of  one year or less are excluded from the calculation. Purchases of investment securities (excluding short-term securities) for the period ended December 31, 1993 were $10,727,093.










     See accompanying Notes to Financial Statements.


     9  Oppenheimer Florida Tax-Exempt Fund

Notes to Financial Statements

1.  Significant Accounting Policies

Oppenheimer Florida Tax-Exempt Fund (the Fund) is a separate series of Oppenheimer Multi-State Tax-Exempt Trust, a non-diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment adviser is Oppenheimer Management Corporation (the Manager). The Fund offers both Class A and Class B shares. Class A shares are sold with a front-end sales charge. Class B shares may be subject to a contingent deferred sales charge. Both classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own distribution plan, expenses directly attributable to a particular class and exclusive voting rights with respect to matters affecting a single class. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

Investment Valuation. Portfolio securities are valued at 4:00 p.m. (New York time) on each trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued by averaging the mean between the bid and asked prices obtained from two active market makers in such securities. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith.

Allocation of Income, Expenses and Gains and Losses. Income, expenses (other than those attributable to a specific class) and gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Income Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required.

Trustees' Fees and Expenses. The Fund has adopted a nonfunded retirement plan for the Fund's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. No payments have been made under the plan.

Organization Costs. The Manager advanced $20,000 for organization and start-up costs of the Fund. Such expenses are being amortized over a five-year period from the date operations commenced. In the event that all or part of the Manager's initial investment in shares of the Fund is withdrawn during the amortization period, the redemption proceeds will be reduced to reimburse the Fund for any unamortized expenses, in the same ratio as the number of shares redeemed bears to the number of initial shares outstanding at the time of such redemption.

Distributions to Shareholders. The Fund intends to declare dividends separately for Class A and Class B shares from net investment income each regular business day and pay such dividends monthly. Distributions from net realized gains on investments, if any, will be declared at least once each year.







10  Oppenheimer Florida Tax-Exempt Fund

Notes to Financial Statements (Continued)

Other. Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

2.  Shares of Beneficial Interest

The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

                                     Period Ended December 31, 1993(1)
                                          Shares        Amount
Class A:
Sold                                      661,945       $7,730,754
Dividends reinvested                          456            5,352
Redeemed                                  (63,395)        (740,590)
Net increase                              599,006       $6,995,516

Class B: Sold                             420,202       $4,895,857
Dividends reinvested                          376            4,414
Redeemed                                   (7,777)         (89,641)
Net increase                              412,801       $4,810,630

1. For the period from October 7, 1993 (commencement of operations) to December 31, 1993.

3.  Unrealized Gains and Losses on Investments

At December 31, 1993, net unrealized appreciation of investments of $130,099 was composed of gross appreciation of $132,122, and gross depreciation of $2,023.


4.  Management Fees and Other Transactions with Affiliates

Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund which provides for an annual fee of .60% on the first $200 million of net assets, .55% on the next $100 million, .50% on the next $200 million, .45% on the next $250 million, .40% on the next $250 million and .35% on net assets in excess of $1 billion. The Manager has agreed to assume Fund expenses (with specified exceptions) in excess of the most stringent applicable regulatory limit on Fund expenses. In addition, the Manager has voluntarily undertaken to assume Fund expenses to the level needed to maintain a stable dividend.

For the period ended December 31, 1993, commissions (sales charges paid by investors) on sales of Class A shares totaled $159,560, of which $43 was retained by Oppenheimer Funds Distributor, Inc. (OFDI), a subsidiary of the Manager, as general distributor. During the period ended December 31, 1993, OFDI received contingent deferred sales charges of $2,411 upon redemption of Class B shares.

Oppenheimer Shareholder Services (OSS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund, and for other registered investment companies. OSS's total costs of providing such services are allocated ratably to these companies.








11  Oppenheimer Florida Tax-Exempt Fund

Under separate approved plans of distribution, each class may expend up to .25% (voluntarily reduced to .15% by the Fund's Board) of its net assets annually to reimburse OFDI for costs incurred in distributing shares of the Fund, including amounts paid to brokers, dealers, banks and other institutions. In addition, Class B shares are subject to an asset-based sales charge of .75% of net assets annually, to reimburse OFDI for sales commissions paid from its own resources at the time of sale and associated financing costs. In the event of termination or discontinuance of the Class B plan of distribution, the Fund would be contractually obligated to pay OFDI for any expenses not previously reimbursed or recovered through contingent deferred sales charges. During the period ended December 31, 1993, OFDI retained $5,109 as reimbursement for Class B distribution-related expenses and sales commissions.











































12  Oppenheimer Florida Tax-Exempt Fund

Independent Auditors' Report

The Board of Trustees and Shareholders of Oppenheimer Florida Tax-Exempt Fund:

We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Florida Tax-Exempt Fund as of December 31, 1993, and the related statements of operations, changes in net assets and the financial highlights for the period October 7, 1993 (commencement of operations) to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 1993, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Florida Tax-Exempt Fund as of December 31, 1993, the results of its operations, the changes in its net assets and the financial highlights for the period from October 7, 1993 (commencement of operations) to December 31, 1993, in conformity with generally accepted accounting principles.



KPMG Peat Marwick

Denver, Colorado January 21, 1994

















13  Oppenheimer Florida Tax-Exempt Fund

Federal Income Tax Information (Unaudited)

In early 1994, shareholders will receive information regarding all dividends paid to them by the Fund during calendar year 1993. Regulations of the U.S. Treasury Department require the Fund to report this information to the Internal Revenue Service.

None of the dividends paid by the Fund during the fiscal period ended December 31, 1993 are eligible for the corporate dividend-received deduction. The dividends were derived from interest on municipal bonds and are not subject to federal income tax. To the extent a shareholder is subject to any state or local tax laws, some or all of the dividends received may be taxable.

The foregoing information is presented to assist shareholders in reporting distributions received from the Fund to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax adviser for specific guidance.


































14  Oppenheimer Florida Tax-Exempt Fund

Oppenheimer Florida Tax-Exempt Fund

A Series of Oppenheimer Multi-State Tax-Exempt Trust

Officers and Trustees   Leon Levy, Chairman of the Board of Trustees
                        Leo Cherne, Trustee
                        Edmund T. Delaney, Trustee
                        Robert G. Galli, Trustee
                        Benjamin Lipstein, Trustee
                        Elizabeth B. Moynihan, Trustee
                        Kenneth A. Randall, Trustee
                        Edward V. Regan, Trustee
                        Russell S. Reynolds, Jr., Trustee
                        Sidney M. Robbins, Trustee
                        Donald W. Spiro, Trustee and President
                        Pauline Trigere, Trustee
                        Clayton K. Yeutter, Trustee
                        Robert E. Patterson, Vice President
                        George C. Bowen, Treasurer
                        Lynn M. Coluccy, Assistant Treasurer
                        Andrew J. Donohue, Secretary
                        Robert G. Zack, Assistant Secretary

Investment Advisor      Oppenheimer Management Corporation

Distributor             Oppenheimer Funds Distributor, Inc.

Transfer and            Oppenheimer Shareholder Services
Shareholder Servicing
Agent

Custodian of            Citibank, N.A.
Portfolio Securities

Independent Auditors    KPMG Peat Marwick

Legal Counsel           Gordon Altman Butowsky Weitzen Shalov & Wein


This is a copy of a report to shareholders of Oppenheimer Florida Tax-Exempt Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer Florida Tax-Exempt Fund. For material information concerning the Fund, see the Prospectus.











15  Oppenheimer Florida Tax-Exempt Fund